Exhibit 99.1
Shinhan Financial Group 2016 3Q Operating Results

On October 20, 2016, Shinhan Financial Group released its operating results for 2016 3Q. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and will be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		3Q 2016	2Q 2016	QoQ Change (%)	3Q 2015	YoY Change (%)
Revenue*	Specified Quarter	9,715,133	6,730,292	44.35	9,280,064	4.69

	Cumulative	25,139,264	15,424,131	—	23,864,890	5.34

Operating Income	Specified Quarter	936,903	890,114	5.26	778,701	20.32

	Cumulative	2,482,512	1,545,609	—	2,417,387	2.69

Income before Income Taxes	Specified Quarter	948,248	905,380	4.73	873,827	8.52

	Cumulative	2,536,804	1,588,556	—	2,584,257	-1.84

Net Income	Specified Quarter	722,400	700,376	3.14	698,107	3.48

	Cumulative	2,210,520	1,488,120	—	2,023,166	9.26

Net Income Attributable to Controlling Interest	Specified Quarter	707,905	683,428	3.58	679,003	4.26

	Cumulative	2,162,696	1,454,791	—	1,963,143	10.16

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		3Q 2016	2Q 2016	QoQ Change (%)	3Q 2015	YoY Change (%)
Revenue*	Specified Quarter	5,748,854	3,201,950	79.54	5,589,020	2.86

	Cumulative	13,606,998	7,858,144	—	12,521,702	8.67

Operating Income	Specified Quarter	612,723	548,232	11.76	466,985	31.21

	Cumulative	1,582,491	969,768	—	1,422,333	11.26

Income before Income Taxes	Specified Quarter	632,827	566,521	11.70	557,980	13.41

	Cumulative	1,643,716	1,010,889	—	1,568,555	4.79

Net Income	Specified Quarter	485,089	451,933	7.34	462,478	4.89

	Cumulative	1,511,722	1,026,633	—	1,253,018	20.65

Net Income Attributable to Controlling Interest	Specified Quarter	484,997	451,809	7.35	462,482	4.87

	Cumulative	1,511,687	1,026,690	—	1,252,811	20.66

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		3Q 2016	2Q 2016	QoQ Change (%)	3Q 2015	YoY Change (%)
Revenue*	Specified Quarter	1,288,087	1,139,002	13.09	1,310,449	-1.71

	Cumulative	3,558,197	2,270,110	—	3,599,796	-1.16

Operating Income	Specified Quarter	235,147	267,922	-12.23	217,880	7.93

	Cumulative	693,037	457,890	—	658,685	5.22

Income before Income Taxes	Specified Quarter	229,859	267,359	-14.03	217,888	5.49

	Cumulative	686,461	456,602	—	658,300	4.28

Net Income	Specified Quarter	177,035	206,283	-14.18	169,743	4.30

	Cumulative	532,202	355,167	—	521,548	2.04

Net Income Attributable to Controlling Interest	Specified Quarter	177,396	206,347	-14.03	169,743	4.51

	Cumulative	532,581	355,185	—	521,548	2.12

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues